CASTELLE TO ACQUIRE IBEX TECHNOLOGIES, INC.
       Leader in LAN Fax Servers and Leader in Fax-on-Demand to Join Forces

SANTA CLARA, Calif., Aug. 22, 1996--Castelle (NSDQ:CSTL), a leading supplier of internetwork fax- and print-server products, has signed a definitive agreement to purchase Ibex Technologies, Inc., the market leader in fax-on-demand systems.

Under the terms of the agreement, which is accounted for as a pooling of interests, Castelle will acquire all of the outstanding stock of the privately-held Ibex Technologies in exchange for approximately 850,000 shares of Castelle common stock. The closing sale price for Castelle common stock on NASDAQ on Aug. 21, 1996, was $7.00 per share. The transaction has been approved by the boards of directors of both companies and is subject to the approval of Castelle and Ibex shareholders.

Castelle develops products that broaden communications among workgroup users by enabling them to send and receive faxes and print documents from their networked PCs; the products are sold through domestic and international distributors, and selected OEMs worldwide. Ibex's product line includes fax-on-demand, fax gateway, fax broadcast and Web fax applications which are sold direct and through value-added resellers (VARs). According to recent market studies, Castelle and Ibex hold 17 percent and 18 percent shares of the LAN fax and fax-on-demand markets, respectively.

Art Bruno, Castelle CEO and chairman, said the acquisition will create "an entity that possesses the technologies and channels necessary to address the emerging market for universal information-on-demand solutions integrating fax, e-mail and the World Wide Web. Unlike many merging companies, Castelle and Ibex have truly complementary, non-conflicting sales channels. Ibex has over 100 sophisticated VARs that have helped sell its products into Fortune 1000 firms. Castelle's workgroup-oriented products are available through a worldwide network of leading distributors and resellers. Together these channels will expand both companies' sales opportunities, enabling Ibex to deliver fax-on-demand to the mass market and Castelle to penetrate large enterprises with its LAN fax solutions."

Following the completion of the acquisition, which is expected in October, Ibex will operate as the Ibex Division of Castelle, and its 25 employees will remain in the company's El Dorado Hills, Calif., headquarters. Grant will head the division, reporting to Bruno. Grant and other key Ibex executives will enter into employment and non-competition agreements with Castelle.

Castelle reported 1995 revenues of $25.1 million. Ibex's 1995 revenues were approximately $3.1 million.

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